UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 March 2022

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 March 2022)	Announcement Transaction in Own Shares (01 March 2022)
Announcement Transaction in Own Shares (02 March 2022)	Announcement Transaction in Own Shares (03 March 2022)
Announcement Director/PDMR Shareholding (04 March 2022)	Announcement Director/PDMR Shareholding (04 March 2022)
Announcement Director/PDMR Shareholding (04 March 2022)	Announcement Transaction in Own Shares (04 March 2022)
Announcement Director/PDMR Shareholding (07 March 2022)	Announcement Transaction in Own Shares (07 March 2022)
Announcement Transaction in Own Shares (08 March 2022)	Announcement Transaction in Own Shares (09 March 2022)
Announcement Director/PDMR Shareholding (10 March 2022)	Announcement Director/PDMR Shareholding (10 March 2022)
Announcement Transaction in Own Shares (10 March 2022)	Announcement Transaction in Own Shares (11 March 2022)
Announcement Transaction in Own Shares (14 March 2022)	Announcement Transaction in Own Shares (15 March 2022)
Announcement Transaction in Own Shares (21 March 2022)	Announcement Transaction in Own Shares (22 March 2022)
Announcement Transaction in Own Shares (23 March 2022)	Announcement Transaction in Own Shares (24 March 2022)
Announcement Transaction in Own Shares (25 March 2022)	Announcement Transaction in Own Shares (28 March 2022)
Announcement Transaction in Own Shares (29 March 2022)	Announcement Transaction in Own Shares (30 March 2022)
Announcement Transaction in Own Shares (31 March 2022)

Diageo PLC – Total Voting Rights
Dated 01 March 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 28 February 2022 consisted of 2,533,507,701 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 217,325,793 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,316,181,908 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 March 2022

Diageo PLC – Transaction in Own Shares
Dated 01 March 2022

Diageo plc
Transaction in Own Shares
1 March 2022

Diageo plc ('Diageo') announces that on 01 March 2022 it has purchased 625,517 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 March 2022	422,996	3,729.50	3,663.50	3,700.20	LSE
01 March 2022	100,000	3,730.00	3,663.00	3,701.56	CHIX
01 March 2022	102,521	3,730.00	3,663.00	3,701.03	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2797D_1-2022-3-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 02 March 2022

Diageo plc
Transaction in Own Shares
2 March 2022

Diageo plc ('Diageo') announces that on 02 March 2022 it has purchased 602,331 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
02 March 2022	420,778	3,689.50	3,579.00	3,627.79	LSE
02 March 2022	66,813	3,688.50	3,576.00	3,626.29	CHIX
02 March 2022	114,740	3,685.00	3,580.00	3,626.21	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4411D_1-2022-3-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 March 2022

Diageo plc
Transaction in Own Shares
3 March 2022

Diageo plc ('Diageo') announces that on 03 March 2022 it has purchased 400,674 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
03 March 2022	264,536	3,647.50	3,598.00	3,615.41	LSE
03 March 2022	100,000	3,650.00	3,599.00	3,619.05	CHIX
03 March 2022	36,138	3,647.00	3,603.50	3,621.55	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6040D_1-2022-3-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 04 March 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 September 2021, a conditional award was granted to Tom Shropshire over Ordinary Shares in the form of Restricted Stock Units under the Diageo plc 2014 Long Term Incentive Plan. The award is subject to the satisfaction of performance conditions.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

4 March 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2014 Long Term Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	16,977
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2021-09-03
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 04 March 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 March 2022, conditional awards were granted to persons discharging managerial responsibilities over Ordinary Shares in the form of Restricted Stock Units under the Diageo plc 2014 Long Term Incentive Plan. The awards are subject to the satisfaction of performance conditions.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

4 March 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2014 Long Term Incentive Plan

2.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2014 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	6,796
		2.	Nil	6,796
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-03
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction
1.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2014 Long Term Incentive Plan

2.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over Ordinary Shares under the Diageo 2014 Long Term Incentive Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	7,508
		2.	Nil	7,508
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-03
f)	Place of transaction	Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 04 March 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 3 March 2022, conditional awards were granted to persons discharging managerial responsibilities over American Depositary Shares in the form of Restricted Stock Units under The Diageo Exceptional Stock Award Plan.  The awards are subject to the satisfaction of performance conditions.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

4 March 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alvaro Cardenas
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under The Diageo Exceptional Stock Award Plan

2.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under The Diageo Exceptional Stock Award Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	1,268
		2.	Nil	1,268
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-03
f)	Place of transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Debra Crew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction
1.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under The Diageo Exceptional Stock Award Plan

2.  Grant of conditional award, which is subject to the satisfaction of performance conditions, in the form of Restricted Stock Units over American Depositary Shares under The Diageo Exceptional Stock Award Plan

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	26,656
		2.	Nil	26,656
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-03
f)	Place of transaction	Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 04 March 2022

Diageo plc
Transaction in Own Shares
4 March 2022

Diageo plc ('Diageo') announces that on 04 March 2022 it has purchased 768,215 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 March 2022	492,126	3,582.00	3,497.00	3,529.37	LSE
04 March 2022	92,068	3,581.50	3,494.50	3,530.87	CHIX
04 March 2022	184,021	3,583.50	3,494.00	3,530.96	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7597D_1-2022-3-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 07 March 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 7 March 2022, an award over Ordinary Shares under the Diageo 2014 Long Term Incentive Plan was released to Cristina Diezhandino.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

7 March 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Release of award of Ordinary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	Nil	5,319
		2.	£33.61	2,565
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-07
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 07 March 2022

Diageo plc
Transaction in Own Shares
7 March 2022

Diageo plc ('Diageo') announces that on 07 March 2022 it has purchased 692,880 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 March 2022	459,865	3,404.00	3,318.00	3,359.02	LSE
07 March 2022	100,000	3,404.50	3,318.50	3,364.37	CHIX
07 March 2022	133,015	3,404.00	3,319.00	3,363.26	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9271D_1-2022-3-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 March 2022

Diageo plc
Transaction in Own Shares
8 March 2022

Diageo plc ('Diageo') announces that on 08 March 2022 it has purchased 675,315 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 March 2022	361,122	3,415.50	3,286.50	3,357.85	LSE
08 March 2022	160,000	3,416.00	3,284.00	3,359.56	CHIX
08 March 2022	154,193	3,416.50	3,283.50	3,359.73	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0975E_1-2022-3-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 09 March 2022

Diageo plc
Transaction in Own Shares
9 March 2022

Diageo plc ('Diageo') announces that on 09 March 2022 it has purchased 138,452 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
09 March 2022	84,447	3,487.50	3,418.00	3,447.34	LSE
09 March 2022	27,049	3,488.50	3,416.00	3,447.31	CHIX
09 March 2022	26,956	3,487.50	3,414.00	3,447.05	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2525E_1-2022-3-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 March 2022, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 March 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£34.90	237
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 March 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 March 2022, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.    purchase of partnership shares using deductions from salary; and
2.    award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 March 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.00	3
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.00	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.00	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.00	1
		2.	Nil	1
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£35.00	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2022-03-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 10 March 2022

Diageo plc
Transaction in Own Shares
10 March 2022

Diageo plc ('Diageo') announces that on 10 March 2022 it has purchased 557,328 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 March 2022	427,548	3,507.50	3,359.00	3,409.41	LSE
10 March 2022	69,912	3,508.00	3,359.00	3,414.61	CHIX
10 March 2022	59,868	3,508.50	3,359.00	3,414.54	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4144E_1-2022-3-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 March 2022

Diageo plc
Transaction in Own Shares
11 March 2022

Diageo plc ('Diageo') announces that on 11 March 2022 it has purchased 703,282 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 March 2022	439,505	3,401.50	3,285.00	3,346.03	LSE
11 March 2022	131,852	3,396.00	3,286.50	3,360.15	CHIX
11 March 2022	131,925	3,400.50	3,286.50	3,360.11	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5646E_1-2022-3-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 March 2022

Diageo plc
Transaction in Own Shares
14 March 2022

Diageo plc ('Diageo') announces that on 14 March 2022 it has purchased 339,483 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 March 2022	264,000	3,475.50	3,367.50	3,430.14	LSE
14 March 2022	12,394	3,400.00	3,366.50	3,385.36	CHIX
14 March 2022	63,089	3,437.50	3,366.50	3,397.03	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7365E_1-2022-3-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 March 2022

Diageo plc
Transaction in Own Shares
15 March 2022

Diageo plc ('Diageo') announces that on 15 March 2022 it has purchased 303,748 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 March 2022	303,748	3,495.50	3,416.00	3,460.82	LSE
15 March 2022	0	0.00	0.00	0.00	CHIX
15 March 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8799E_1-2022-3-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 March 2022

Diageo plc
Transaction in Own Shares
21 March 2022

Diageo plc ('Diageo') announces that on 21 March 2022 it has purchased 16,080 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 March 2022	8,344	3,751.50	3,726.00	3,737.87	LSE
21 March 2022	3,876	3,752.50	3,726.00	3,737.74	CHIX
21 March 2022	3,860	3,752.00	3,726.00	3,737.73	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5111F_1-2022-3-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 March 2022

Diageo plc
Transaction in Own Shares
22 March 2022

Diageo plc ('Diageo') announces that on 22 March 2022 it has purchased 180,208 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 March 2022	90,299	3,755.00	3,710.50	3,734.25	LSE
22 March 2022	26,997	3,756.50	3,710.50	3,734.37	CHIX
22 March 2022	62,912	3,756.50	3,710.00	3,734.35	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6647F_1-2022-3-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 March 2022

Diageo plc
Transaction in Own Shares
23 March 2022

Diageo plc ('Diageo') announces that on 23 March 2022 it has purchased 467,157 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 March 2022	467,157	3,794.50	3,737.00	3,754.22	LSE
23 March 2022	0	0.00	0.00	0.00	CHIX
23 March 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8157F_1-2022-3-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 March 2022

Diageo plc
Transaction in Own Shares
24 March 2022

Diageo plc ('Diageo') announces that on 24 March 2022 it has purchased 425,032 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 March 2022	236,882	3,796.00	3,741.50	3,764.10	LSE
24 March 2022	94,102	3,796.00	3,737.50	3,764.92	CHIX
24 March 2022	94,048	3,796.00	3,742.00	3,764.84	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9702F_1-2022-3-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 25 March 2022

Diageo plc
Transaction in Own Shares
25 March 2022

Diageo plc ('Diageo') announces that on 25 March 2022 it has purchased 137,646 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 March 2022	82,397	3,835.00	3,769.50	3,801.96	LSE
25 March 2022	20,754	3,835.00	3,770.00	3,800.27	CHIX
25 March 2022	34,495	3,835.00	3,771.50	3,800.34	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1316G_1-2022-3-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 March 2022

Diageo plc
Transaction in Own Shares
28 March 2022

Diageo plc ('Diageo') announces that on 28 March 2022 it has purchased 294,714 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 March 2022	200,000	3,865.00	3,817.50	3,839.04	LSE
28 March 2022	50,893	3,863.50	3,819.00	3,837.02	CHIX
28 March 2022	43,821	3,864.00	3,817.50	3,838.64	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2990G_1-2022-3-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 March 2022

Diageo plc
Transaction in Own Shares
29 March 2022

Diageo plc ('Diageo') announces that on 29 March 2022 it has purchased 254,010 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 March 2022	129,046	3,950.50	3,852.00	3,886.04	LSE
29 March 2022	51,368	3,951.50	3,853.50	3,902.58	CHIX
29 March 2022	73,596	3,950.50	3,853.00	3,903.95	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4600G_1-2022-3-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 March 2022

Diageo plc
Transaction in Own Shares
30 March 2022

Diageo plc ('Diageo') announces that on 30 March 2022 it has purchased 469,560 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
30 March 2022	300,000	3,899.50	3,857.50	3,881.61	LSE
30 March 2022	80,000	3,899.50	3,858.00	3,881.55	CHIX
30 March 2022	89,560	3,899.00	3,857.50	3,881.40	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6610G_1-2022-3-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 March 2022

Diageo plc
Transaction in Own Shares
31 March 2022

Diageo plc ('Diageo') announces that on 31 March 2022 it has purchased 429,104 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
31 March 2022	279,447	3,925.00	3,874.50	3,889.13	LSE
31 March 2022	50,000	3,926.50	3,875.50	3,894.36	CHIX
31 March 2022	99,657	3,927.00	3,875.50	3,890.22	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8427G_1-2022-3-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 April 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary